HURLBERT PLC

September 6, 2023

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re: Harden Technologies Inc.

Amendment No. 3 to Registration Statement on Form F-1 Filed August 4, 2023

File No. 333-269755

Ladies and Gentlemen:

This letter is in response to the letter dated August 22, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Harden Technologies, Inc. (the “Company”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly.

Amendment No. 3 to Form F-1

Note 3. Short-term Investment, page F-19

1.	We note your response to our prior comment. Please enhance the description of the composition of your short-term investment; for example, disclose the precise type of “wealth management financial product with variable interest rate referenced to performance of underlying assets issued by Industrial Bank ” (e.g., equities, fixed income, or alternative investments, such as structured notes, etc.). Also, disclose what the range of the variable rate of interest is and how the variable interest is referenced to the underlying asset.

Response: The Company acknowledges the Staff’s comment and has amended the related disclosures on page F-19 of the registration statement in response thereto.

General

2.	We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on July 13, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC government’s intent to strengthen its regulatory oversight conveys the same risk. Please revise.

Response: According to the Foreign Investment Law of the PRC, promulgated by the National People’s Congress of the PRC on March 15, 2019 and effective on the January 1, 2020, (i) China adheres to the basic state policy on opening-up and encourages foreign investors to invest within China according to law. China implements policies of high-level investment liberalization and convenience, establishes and improves a foreign investment promotion mechanism, and creates a stable, transparent and predictable market environment featuring fair competition; (ii) China protects foreign investors’ investment, earnings and other legitimate rights and interests within China pursuant to the present law; (iii) in enacting normative documents concerning foreign investment, the people’s governments at all levels and their departments concerned must comply with laws and regulations. In the absence of laws or administrative regulations to be served as the basis, they shall not impair foreign-funded enterprises’ legitimate rights and interests or increase their obligations, nor shall they set any market access and exit conditions, or intervene the normal production and operation activities of any foreign-funded enterprise.

According to Article 56 of the Legislative Law of the PRC, promulgated on March 15, 2000 and revised on March 15, 2015 and March 13, 2023 the Standing Committee of the National People’s Congress of the PRC (the “SCNPC”) is mandated to strengthen the overall arrangements of the legislation work through legislation planning, annual legislation plans, and special legislation plans. In preparing legislation planning and legislation plans, the SCNPC must carefully study the bills and suggestions proposed by the deputies, solicit opinions from all sides, make scientific appraisal and assessment and determine the legislation projects in light of the economic and social development, as well as the development of democracy and legal system and in accordance with the requirements of strengthening legislation in key, emerging and foreign-related fields. The legislation planning and legislation plans are to be adopted at the meeting of Council of Chairmen and made public. The working body of the SCNPC is responsible for preparing legislation planning and drafting legislation plans and, as required by the SCNPC, supervising and urging the implementation of legislation planning and legislation plans.

In light of this, the Company took the position that (i) the PRC government may intervene in or influence your operations at any time and (ii) the rules and regulations in China can change rapidly with little advance notice were inaccurate. Therefore, in prior filings, the Company made some additional changes to relevant disclosure in the registration statement without material deletions.

However, in order to meet the requirements of the Sample Letter, the Company has opted to further revise relevant disclosure. For more detailed information, see pages 3, 13, 27 and 32 of the registration statement.

The Company hopes this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the undersigned at (804) 814-2209 or brad@hbhblaw.com

Very truly yours,

Haneberg Hurlburt PLC

By:	/s/ Bradley A. Haneberg
Bradley A. Haneberg, Esq.
Partner